Exhibit 3.2

LAW OFFICES MICHAEL C. FALLON
Michael C. Fallon, SBN 088313
Carolyn A. McBeath, SBN 209960
100 E Street, Suite 220
Santa Rosa, California 95404
Telephone: (707) 546-6770
Facsimile: (707) 546-5775
Attorneys for ZAP

UNITED STATES BANKRUPTCY COURT
NORTHERN DISTRICT OF CALIFORNIA
(Santa Rosa Division)

In Re:	Case No. 02-10482-AJ

ZAP	CHAPTER 11

Debtor.
/

DEBTOR’S PLAN OF REORGANIZATION

            This Plan of Reorganization (hereinafter this "Plan") is proposed by ZAP (the “Debtor”).Through this Plan the Debtor seeks to resolve and reorganize the Debtor’s financial affairs.  Please refer to the accompanying Disclosure Statement for a discussion of the Debtor's history, assets and liabilities, and for a summary and analysis of this Plan.  All creditors are encouraged to consult the Disclosure Statement before voting to either accept or reject this Plan.  No solicitation materials other than the Disclosure Statement have been authorized by the Court for use in soliciting acceptances or rejections of this Plan.

Law Offices of Michael C. Fallon
Attorneys for ZAP

By /s/ Michael C. Fallon
Michael C. Fallon

TABLE OF CONTENTS

I.	Definitions	1
II.	Introduction	3
III.	Classification of Claims and Interests	4
IV.	Treatment and Provision for Non-Classified Claims	5
V.	Treatment and Provision for Each Class of Claims	6
VI.	Implementation of Plan	7
	A. Vesting	7
	B. ZAP will consummate the proposed acquisitions	7
	C. Authorization to issue Common Stock	8
	D. Warrants	8
	(i) Series B – Twelve Month Warrants	8
	(ii) Series C – Two Year Warrants	8
	(iii) Series D – Three Year Warrants	8
	(iv) Series K – Acquisition Company Warrants	9
	(v) General Terms of all the Warrants	9
	E. Continuity of Business	9
	F. Creation of Incentive Stock Option Plan (ISO)	10
	G. Management	10
VII.	Restrictions on Transfer of Common Stock	11
	A. Restriction	11
	B. Restrictive Legend	11
	C. Stop Transfer Legend	11
	D. Exception to Restriction	11
	E. Common Capital Stock Obtained by Exercise of Warrants	12
	F. No Fractional Units of Equity	12
VIII.	Default	12
IX.	Reservation of Claims and Defenses	12
X.	Executory Contracts	13
	A. Assumption	13
	B. Rejection	14
	C. Claims After Rejection	14
XI.	Retention of Jurisdiction By the Bankruptcy Court	14

I

Definitions

            The following terms when used in this Plan shall, unless the context otherwise requires, have the following meaning:

            "Administrative Expense" means those expenses described in Section 503 of the Bankruptcy Code.

            “Allowance Date” shall mean the date of a Final Order of the Court allowing a Claim or Interest in this Case.

            "Allowed Claim" means a claim (a) for which a proof of claim was timely filed with the Court, or (b) scheduled in a list of creditors, or amendment thereto, prepared and filed with the Court pursuant to Rule 1007 of the Bankruptcy Rules of Procedure and not listed as disputed, contingent or unliquidated, and in either case as to which no objection has been filed or the claim is allowed by Final Order or deemed allowed by this Plan.

"Allowed Priority Claim" means an allowed claim for which the holder asserts and is determined to be entitled to priority under Section 507 of the Bankruptcy Code.

            "Allowed Secured Claim" means an allowed claim that is secured by a valid lien on property of ZAP which is not void or voidable under any state or federal law including any provisions of the Bankruptcy Code.  That portion of such claim exceeding the value of security held therefore shall be an allowed unsecured claim except as modified by this Plan.

            "Allowed Unsecured Claim" means an allowed claim against ZAP which is not an allowed priority claim or an allowed secured claim.

            "Bankruptcy Code" means Title 11 of the United States Code and shall also include Sections 157, 158, 1334, 1408-1412, and 1452 of Title 28 of the United States Code.

            "Bankruptcy Court" means the United States Bankruptcy Court for the Northern District of California, Division One, or other court or forum as may be vested with original jurisdiction to confirm plans of reorganization under Chapter 11 of the Bankruptcy Code and to adjudicate matters with respect to such plans.

            “Bar Date” shall mean July 5, 2002, which is the date established by the Bankruptcy Court for all creditors to file a Proof of Claim.

            “Blue Sky Laws” shall mean the state securities laws of the several states.

            “Claim or Claims” shall mean a right to payment from ZAP, which is evidenced by a timely filed proof of claim or application for payment which is allowed by the Court, or if a proof of claim is not filed, a right which otherwise appears in the applicable schedules of ZAP and (1) is not listed as disputed, contingent or unliquidated, or (2) has been resolved by Final Order of the Court pursuant to the terms of the Plan.

            “Common Capital Stock” shall mean the authorized, issued, non-assessable and outstanding shares of the Common Capital Stock of ZAP.

            "Confirmation" means entry of an order by the Bankruptcy Court confirming this Plan.

            "Debtor" or "Debtor-In-Possession" means ZAP.

            "Effective Date" means 30 days after entry of an order confirming this Plan regardless of whether such order is a Final Order.

            "Estate" means all of ZAP's now existing legal or equitable interests in any tangible or intangible property, whether real or personal.

            "Final Order" means an order or judgment of a court of appropriate jurisdiction as to which (a) any appeal that has been taken has been finally determined or dismissed, or (b) the time for appeal has expired and a notice of appeal has not been filed timely.

            “Interest or Interests” shall mean the fully paid, non-assessable, outstanding shares of Common Capital Stock of ZAP which has been duly issued.

            “Interest Holders shall mean the registered holders of the issued, fully paid, non-assessable shares of  the Common Capital Stock of ZAP.

            “ISO” shall mean Incentive Stock Plan, a plan to be adopted by the Reorganized Debtor for the purpose of granting stock options to management and employees of the Reorganized Debtor.

            "Lien" means any charge against or interest in property of the Estate to secure payment of a debt or performance of an obligation and includes, without limitation, any judicial lien, security interest, mortgage, deed of trust and statutory lien as defined in Section 101 of the Bankruptcy Code.

            “Nasdaq" shall mean the Nasdaq stock market Quotation System.

            “Plan” shall mean the Plan of Reorganization in its present form, or as it  may be amended, supplemented or modified.

            “Securities Act” shall mean the Securities Act of 1933, as amended.

            “Securities Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

            “SEC” shall mean the Securities and Exchange Commission an agency of the Government of the United States of America.

            “Trust Indenture Act” shall mean the Trust Indenture Act of 1939, as amended.

            "Warrants” shall mean the Warrants to purchase the Common Capital Stock in the ZAP.

II

Introduction

            This Plan designates seven (7) classes of Claims, other than administrative fees and expenses, claims of governmental units and wage claims which are unclassified, and it specifies which of those classes are impaired by the Plan and which classes are not impaired.  It provides the same treatment for each Claim or Equity Security of a particular class, unless the holder of a particular Claim or Equity Interest agrees to a less favorable treatment of such Claim or Equity Interest.  The Plan provides the means for its implementation by vesting the assets of the Estate in ZAP on the Effective Date of the Plan and providing that ZAP shall pay the Claims as provided in the Plan.  The manner, amount, and timing of distributions to each creditor is determined by the provisions of the Plan.   When the case has been substantially consummated, the Court may enter a final decree.

            The provisions of the confirmed Plan bind ZAP, and the creditors of ZAP, whether or not they have accepted the Plan and whether or not they are impaired by the Plan.  Distributions under the Plan are in exchange for and in complete satisfaction of existing Claims and will discharge and release all such Claims and Liens as against ZAP, except as otherwise provided in the Plan.  On and after the Effective Date, all holders of impaired Claims and Interests shall be precluded from asserting any Claim against ZAP or its property based on any transaction or other activity of any kind that occurred prior to commencement of the case, except as otherwise provided for under this Plan.

III

Classification of Claims and Interests

            The following is a designation of the classes of claims and the class of interests provided for in this Plan.  Administrative claims, priority tax claims, Nasdaq fees, and priority wages claims of the kinds specified in Bankruptcy Code § 507(a)(1) and §507(a)(8) respectively, have not been classified and are excluded from the following classes in accordance with the provisions of §1123(a)(1) of the Bankruptcy Code.  A claim or interest shall be deemed classified in a different class to the extent that any remainder of the claim or interest qualifies within the description of such different class.  A claim is in a particular class only to the extent that the claim is an Allowed Claim in that class.

            Class 1- GMAC - Security Agreement 1998 Isuzu

            Class 2- GMAC - Security Agreement 1996 Chevy G-Van

            Class 3 -Lashman Family Patnership, Ltd - Unperfected security interest in Aquatic Propulsion Technology's inventory.

            Class 4 - Unsecured creditors holding allowed claims of $501 or more,  including Creditors that claim damages from the rejection of an executory contract or unexpired lease, the deficiency Claims of Creditors who were previously secured and whose Claims have been determined to be unsecured in whole or in part,  and the claim, if any, of the Preferred Shareholders for unpaid dividends and fees.

            Class 5 - Retained Interest of the Preferred Equity Security Holders.

            Class 6 - Retained Interest of the Equity Security Holders.

            Class 7 - International Service Group, Inc.

IV

Treatment and Provision for Non-Classified Claims

            Each holder of an Allowed Claim of the kind specified in § 507(a)(1) and (a)(8) of the Bankruptcy Code, not otherwise separately classified herein, and the Office of the United States Trustee, Nasdaq fees, shall receive on account of such claim cash equal to the allowed amount of such claim, unless such holder shall have agreed to a less favorable treatment.  Payments on account of such a claim shall be distributed on the later of the following dates:

            (1) The Effective Date; or

            (2) As soon as practical after the order allowing the claim becomes a Final Order, if the claim is disputed or if applicable provisions of the Bankruptcy Code otherwise require Bankruptcy Court approval.

            The priority Wage Claimants will receive their accrued vacation pay in the ordinary course of  business.

V

Treatment and Provision for Each Class of Claims

            Each class of Claims or interests shall be dealt in the manner set forth below. All classes of Claims and Interests are impaired under the Plan except Classes 1 and 2, whose claims are unimpaired under the Plan.

            A. Unimpaired Classes.

            Class 1: Shall be paid in full without modification.

            Class 2: Shall be paid in full without modification.

            B. Impaired Classes

            Class 3: Shall be paid as a Class 4 claimant.

            Class 4: The unsecured creditors will receive .65 shares of common stock in the Reorganized ZAP, for every dollar for their Allowed Claims, which will then be reverse split on a 2:1 basis.  The Class 4 claimants will also receive will receive one Warrant in Series A, B, C, and D to purchase common stock in ZAP for each common share issued to the claimant.

            Class 5: The 2,250 ZAP Preferred Shares, originally valued at $1,000 per share, will be converted to 1,260,000 shares of common stock in ZAP, which will then be reverse split on a 2:1 basis. The Class 5 claimants will also receive will receive one Warrant in Series A, B, C and D to purchase common stock in ZAP for each common share issued to the claimant. Any fees, dividends, or penalties allowed will be treated as a Class 4 claim.

            Class 6:  The 6,693,643 shares of common stock will be converted to 2,231,214 shares of the common stock in ZAP, which will then be reverse split on a 2:1 basis.  The Class 6 claimants will also receive will receive one Warrant in Series A, B, C and D to purchase common stock in ZAP for each common share issued to the claimant

            Class 7: The Class 7 creditor shall not receive payment under or pursuant to the Plan until ZAP’s claim against International Service Group, Inc. has been fully adjudicated. At the conclusion of the pending litigation, if International Service Group, Inc. is the prevailing party, it shall be treated under the Plan as a Class 4 claimant.

VI

Implementation of the Plan

            A.  Vesting.

            On the Effective Date, all property of the Estate shall be transferred to, and shall vest in the Reorganized Debtor subject to the interests evidenced by the Security Interest and Liens preserved under the Plan.  After the Effective Date, ZAP may use, lease, license, transfer, sell, refinance, encumber, hypothecate, dispose of, acquire, and buy property, including payment of professionals, subject to the terms of this Plan, but free of any other restriction contained in the Bankruptcy Code or Bankruptcy Rules or Bankruptcy Local Rules.  As of the Effective Date, all property vested in ZAP shall be free and clear of all Claims of creditors, except the obligations that are imposed or preserved by this Plan.

            B.  ZAP will consummate the proposed acquisitions.

            On the Effective date of the Plan, ZAP will consummate the acquisition of Voltage Vehicles and RAP Group, Inc., as wholly owned subsidiaries, by purchasing from the equity shareholders of Voltage Vehicles and RAP Group, Inc. all the shares of these businesses in exchange for 4,500,000 (post-split) (500,000 to VV and 4,000,000 to RAP) shares of common stock in ZAP, who will also receive will receive one Warrant in Series A, B, C, D and K to purchase common stock in ZAP for each common share issued to Voltage Vehicles and RAP Group, Inc.

            C.  Authorization to Issue Common Stock.

            ZAP will be authorized to issue 100,000,000 common shares and 50,000,000 preferred shares.

            D. Warrants.

            The Reorganized Debtor will be authorized to issue 10 million Series A Warrants, 10 million Series B Warrants, 10 million Series C Warrants, 10 million Series D Warrants and 10 million Series K warrants.

            (i) Series A – Six month Warrants:

            One (1) Series A Warrant giving the Warrant Holder, upon the exercise of each such Warrant, the right to purchase one share of the Common Capital Stock of the Roeganized ZAP for a period of 180 days, from the date of issuance, at an exercise price of (i) $1.00 for 180 days.

            (ii)  Series B- Twelve Month Warrants:

            One (1) Series B Warrant giving the Warrant Holder, upon the exercise of each such Warrant, the right to purchase one share of the Common Capital Stock of ZAP  for a period of 365 days, from the date of issuance, at an exercise price of (i) $1.50 for the first 180 days; (ii) $1.75 for next 90 days; and (iii) $2.00 for the remaining life of the Warrant;

            (iii)  Series C - Two Year Warrants:

            One (1) Series C Warrant giving the Warrant Holder, upon the exercise of each such Warrant, the right to purchase one share of the Common Capital Stock of the ZAP  for a period of 730 days, from the date of issuance, at an exercise price of (i) $4.00 for the first 547 days; ii) $4.50 for next 90 days; and (iii) $5.00 for the remaining life of the Warrant.

            (iv) Series D - Three Year Warrants:

            One (1) Series D Warrant giving the Warrant Holder, upon the exercise of each such Warrant, the right to purchase one share of the Common Capital Stock of ZAP for a period of 1,095 days, from the date of issuance, at an exercise price of (i) $8.00 for the first 730 days; (ii) $9.00 for next 190 days; and (iii) $10.00 for the remaining life of the Warrant.

            (v) Series K - Acquisition Company Warrants:

            One (1)  Series K warrant giving the Warrant Holder, upon the exercise of each such Warrant the right to purchase one share of the Common Stock of ZAP for a period of 1,095 days from the date of issuance, at an exercise price of $1.00 for the life of the warrant.  The warrant may be issued through a net issue exercise formula as defined in the K warrant.

            (vi) General Terms of the Warrants:

            The Board of Directors of ZAP shall have the right to (i) decrease the exercise price of the Warrants, (ii) increase the life of the Warrants in which event the exercise price may be increased or (iii) make such other changes as the Board of Directors of ZAP deems necessary and appropriate under the circumstances provided the changes contemplated do not violate any statutory or common law.

            All Classes of the Warrants may be assigned, sold, or  transferred by the holder without restriction. The stock received from the exercise of all Classes of the Warrants will be without restriction, and as free trading as exempt from the Securities Act of 1933 pursuant to Section 1145 of the Bankruptcy Code.

            All Classes of the Warrants not exercised, may be redeemed by ZAP for a price of $0.01 per Warrant upon thirty (30) days written notice to the holders thereof.

            E.  Continuity of Business.

            ZAP will continue direct retail sales through the internet, and will continue to market its electric vehicle line through rental, tourist, and other specialty dealers. Voltage Vehicles will handle product sales to independent auto dealers for ZAP. RAP Group, Inc. will continue to market conventional vehicles, electric scooters, bikes, and other electric vehicles from its location on River Road in Fulton, California.

            F. Creation of an Incentive Stock Option Plan (ISO):

            ZAP is creating and adopting through the Plan of  Reorganization an Incentive Stock Option Plan for employees within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”).  The purpose of the Plan is to grant options to employees to purchase shares of Common Stock to employees of the Reorganized Debtor.  The Plan will have option(s) to purchase ten  million (10,000,000) shares of Common Stock at an exercise price equal the closing price on the date issued. In the event the stock is not being quoted on a stock exchange, the Board of Directors may grant options at the per share book value on the date of the grant.

            G.  Management.

            ZAP shall be authorized to have from five (5) to nine (9) members in size as determined by the Board. At least three members will be independent directors.

The initial Directors of ZAP shall be Gary Starr, Steven Schneider and Lee Sannella. Thereafter, the directors shall be elected by the stockholders.  As a part of the Plan, ZAP will create an advisory board consisting of up to five members.  The initial members shall be Mark Kopec and Garry Garrettson.

VII

Restrictions on Transfer of Common Stock

            The following restrictions apply to the transfer of the Common Stock of ZAP to the new equity holders (the original, pre-plan shareholders will continue to hold unrestricted common stock after the effective date)  pursuant to the Plan:

            A.  Restriction: The Common Stock shall not be transferable until the first day of the twelfth (12th) full month following the Effective Date, at which time twelve percent (12%) of the stock issued pursuant to the plan, pro rata, or one 1% of the existing outstanding shares of ZAP, whichever is less, shall be released from the restriction on transfer.  On the first day of the fourth (4th) full month following one year from the Effective Date an additional twelve percent (12%), pro-rata, (or one percent (1%) of the outstanding shall be released from the restriction set forth herein with a like release each quarter (90days) thereafter until all of the Common Stock shall no longer be subject to this restriction.

            B.  Restrictive Legend:  A restrictive legend setting forth the restriction set forth in the preceding subsection shall be placed on all of the Common Stock issued pursuant to the provision set forth herein.

            C.  Stop Transfer Order:  ZAP shall issue a "stop transfer order" to the transfer agent to insure that the restriction is properly enforced.

            D.  Exception to Restriction:  A holder of Common Stock, who has received his Common Stock pursuant to the terms of this Plan may avoid the foregoing restriction on transfer by furnishing counsel for ZAP, an opinion satisfactory to such counsel, to the effect that a transfer of such Common Stock is exempt from the registration provisions of the Securities Act of 1933, as amended and any applicable Blue Sky Law other than pursuant to Section 1145 of the Code and any corresponding provisions of the Securities Act of 1933, as amended.

            E.  Common Capital Stock Obtained by Exercise of Warrants:  No restrictions shall apply to the shares of Common Capital Stock obtained through the exercise of any of the Warrants.

            F.  No Fractional Units of Equity:  No Fractional Units of Equity shall be issued.  Fractions will be rounded to nearest whole number and issued accordingly.

VIII

Default

            ZAP shall pay each Allowed claim as provided by the Plan, and the failure of ZAP to pay any particular Allowed Claim within the time, or in the manner or amount provided by the Plan shall constitute a default by ZAP in performance of the Plan.  Upon a default by ZAP in performance of the Plan, any holder of an Allowed Claim that has not been satisfied as of the time of the default may make a written demand on ZAP to cure the default by either (1) paying the defaulted payments or issue the Common Stock, whichever is appropriate, or (2) obtaining a written waiver of the default from each holder of the Claim or Claims which have not been timely paid.  If ZAP does not cure the default within ten days of such written notice of default, then the party giving the written notice may either (1) pursue its remedies under the laws of the State of California, or (2) file a motion in the Bankruptcy Court to convert the case to Chapter 7.  The prevailing party in any such action or motion, shall be entitled to recover reasonable attorneys fees and costs.  In the event this Chapter 11 case is converted to Chapter 7 after confirmation of the Plan, all assets of ZAP shall transfer to, and vest in the Chapter 7 bankruptcy estate on the date of conversion.

IX

Reservation of Claims and Defenses

            ZAP expressly reserves all claims and defenses, including objections to claims, that existed prior to confirmation (the “Retained Claims and Defenses”).  The Retained Claims and Defenses shall consist of any and all claims, interest, causes of action, defenses, counter claims, cross claims, third party claims, or rights of offset, recoupment, subrogation, or subordination held by ZAP or the bankruptcy estate, including, but not limited to, any claims pursuant to Bankruptcy Code Sections 502, 544, 545, 547, 548, or 549, any avoiding powers arising under the Bankruptcy Code or other applicable law and any claims or causes of action.  None of the Retained Claims or Defenses shall be barred or estopped because the Plan or the Disclosure Statement does not specifically identify or describe a Retained Claim or Defense or the person against whom a retained claim or defense may be asserted.

            Notwithstanding the foregoing, ZAP expressly reserves any and all claims associated with the claim against the Preferred Shareholders, Diamond State Insurance, Evers and Hendrickson, LLP, GEM-Daimler/Chrysler, International Service Group, Louis Shih, Rad2go, Foley and Lardner, Inline Sports, Segway, LLC, and Ridgewood ZAP.

X

Executory Contracts

            Pursuant to Sections 365 and 1123(b)(2) of the Bankruptcy Code, ZAP hereby provides for the assumption and rejection of all executory contracts and unexpired leases not previously rejected by ZAP.

            A.  Assumption.  ZAP assumes and will perform the following Executory Contracts and Unexpired Leases:

            Arbortech Industries, Ltd., AT&T Capital Leasing Services, Avaya Financial Services, Benny Enterprises, Inc., Champ Systems, Inc., Computershare, Discovery Office, Dumac Leasing, Expanets, Grant Thornton, JLA Credit Corporation, Lucent-Newcourt Financial, Manifest Funding Services, Newcourt Communication Finance, Nexte rnal Solution Inc., Pitney Bowes, Daniel O. Davis, Inc., Pine Creek Properties (Sebastopol Avenue).

            B.  Rejection.  ZAP rejects the following Executory Contracts and Unexpired Leases.

Apple Financial Services, APT- Lashman Note, Aramark, Armor Manufacturing, Celeste Trust Reg., Charles Grogan Corner Point, Inc., Citi Capital, Disney Buena Vista Pictures Mktg., Donner Corporation, Dumac Leasing, Enable, Energecycle, Englander & Associates, Inc., Esquire Trade & Finance, GolfCycle, Grabb & Ellis, Hyperion Partners, John Dables, Keshet Fund, L.P., Key Equipment Finance, Monterey Bay Grant, Nesher Limited, Ningbo- Topp, Office Team, Outside the System- Garth Holsinger, Oxygen Spa/ Madison Group, Pine Creek Properties (Depot Street), Playboy Enterprises, PowerEvolution, Inc., Rieget Fine Art, Semifussion, Skubadoos South Africa, Ltd., Skubadoos, Ltd., The Embarcadero Group (TEGI, INC), The Endeavour Capital Inv. Fund SA, Union Atlantic, West Capital & Associates, Inc., Xtramobil A.G., Zap Korea, Inc., Zap Phillipines, Inc., ZAP Canada/Marc Vermette, ZEV Technologies (Barry Carr), Abbie Freeman,  Lucas Licensing, Ltd, Alexander Westcott. L H Financial and Monterey Marketing.

            C. Claims After Rejection:

            Any Creditor who wishes to assert a Claim due to the rejection of any Executory contract or Unexpired lease must file a Proof Claim with the Court not later than 90 days after Confirmation.

XI

Retention and Jurisdiction By the Bankruptcy Court

            The Bankruptcy Court shall retain jurisdiction for the following purposes:

            1.  The allowance or disallowance of Claims;

            2.  The rejection,  pursuant to sections 365 and 1123 of the Bankruptcy Code, of executory contracts or unexpired teases in accordance with Article VI of the Plan;

            3. Resolution of controversies or disputes regarding requests for payment of Administrative Claims, compensation of Professionals, or the costs and expenses allowed under Article V.B.5. of the Plan (including any fees and expenses incurred by the Committee);

            4.  The Resolution of controversies or disputes regarding the interpretation of any provision of the Plan;

            5.  The Implementation of the provisions of the Plan and the entry of orders in aid of confirmation or consummation of the Plan;

            6.  Modification of the Plan pursuant to section 1127 of the Bankruptcy Code;

            7.  Adjudication and determination of any fraudulent conveyance and preference claim under the Bankruptcy Code or under any other applicable law, including but not limited to claims under Bankruptcy Code sections 542, 543, 544, 545, 547, 548 or 549.

            8.  Adjudication of any causes of action belonging to the Estate or to the Committee to the extent permissible under sections 1334 and 157 of title 28 of the United States Code;

            9.  Entry of an order closing this Chapter 11 case and of a final decree herein; and

            10. Any other matter necessary or appropriate for the completion or the  implementation of this Plan or the foregoing items.

Dated:  April 8, 2002    ZAP

/s/ Gary Starr
Gary Starr, CEO